BARRETT & COMPANY

STATEMENTS OF INCOME
Years Ended December 31, 2016 and 2015

	2016	2015
REVENUES		
Commissions	$ 2,783,743	$ 3,926,510
Loss on firm's securities trading accounts	(541)	(9,220)
Profits from underwriting and selling groups	-	22,750
Margin interest	70,584	81,985
Other revenue	127,820	126,542
	2,981,606	4,148,567
EXPENSES		
Stockholder officers' compensation and benefits	248,048	604,860
Employee compensation and benefits	1,796,793	2,582,817
Clearance charges paid to nonbrokers	159,593	173,728
Communications	165,934	172,878
Occupancy and equipment costs	186,854	188,889
Regulatory fees and expenses	407,529	54,076
Taxes, other than income taxes	105,019	131,088
Other operating expenses	139,891	239,957
	3,209,661	4,148,293
NET INCOME (LOSS)	$ (228,055)	$ 274

See Notes to Financial Statements